Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

NOTICE OF SHAREHOLDERS’ MEETING

All of the shareholders of Grupo Financiero Galicia S.A. (the “Company”) are invited to the Extraordinary Shareholders’ Meeting of the Company (the “Meeting”) to be held on November 10, 2020, at 11:00 AM (first call). The Meeting will be held remotely via the use of videoconference system technology to be provided by “Microsoft Teams,” and the Meeting will be held in accordance with General Resolution No. 830 of the Argentine Securities Exchange Commission (“RG CNV No. 830”). If, as of the date of the Meeting, there are no rules, regulation or other measures then currently in effect prohibiting, limiting or restricting the free movement of people in general, and the Meeting is required to therefore be held in person by the Argentine Securities Exchange Commissions, the Meeting will then be held in person at Tte. Gral. Juan D. Perón 430, Basement-Auditorium, Buenos Aires (not the Company’s registered office), and in either instance the Meeting will be held with the following AGENDA:

1° Ratification of the holding of the Meeting via use of appropriate videoconferencing system technology, if applicable, and the appointment of two shareholders of the Company to sign the minutes of the Meeting.

2° Consideration of that certain Spin Off-Merger transaction (the “Transaction”), in accordance with the Argentine General Companies Law, and approval of the consummation of the Transaction pursuant to that certain Preliminary Spin Off-Merger Agreement (the “Transaction Agreement”), executed on September 14, 2020, by and among the Company, Dusner S.A. and Fedler S.A.

3° Consideration of the Special Financial Statements of the Company, the Consolidated Spin off-Merger Financial Statement, prepared as of June 30, 2020, and the applicable reports issued by the Supervisory Syndics’ Committee and the relevant external auditors, in each case prepared in connection with the Transaction and in accordance with Art. 83, section 1, of the Argentine General Companies Law and the applicable regulations set forth by the Comisión Nacional de Valores (the Argentine National Securities Commission).

4° Consideration of the applicable securities exchange ratio to be used, as contemplated by the Transaction Agreement, and the contemplated corresponding capital increase in the amount of Ps.47,927,494, which will be effected via the issuance of the same number of Class “B” shares by the Company, each having a face value of Ps.1 and entitled to one vote per share (collectively, the “New Shares”). The New Shares will be entitled to participate in the profits of the Company for the fiscal year beginning on January 1, 2020, and such profits will be fully allocated to the shareholders of Dusner S.A. and Fedler S.A. in proportion to their respective holdings, as contemplated by the Transaction Agreement. The shareholders of the Company will also be asked to approve (A) the exclusion of the issuance of the New Shares from any applicable preferential subscription rights; (B) the authorization of the board of directors of the Company and/or its appropriate designees to implement and execute any and all necessary instruments related to the Transaction; and (C) the issuance of provisional certificates representing any such New Shares for delivery to the applicable persons in connection with the Transaction.

5° Consideration and approval of any necessary filing request to be made in respect of the public offering and listing of the securities required in connection with the Transaction and authorization of the board of directors of the Company and/or its appropriate designees to execute any documents and take any necessary actions in respect of the issuance of the New Shares and the applicable certificates in respect thereof.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

6° Authorization of the board of directors of the Company to consummate the Transaction and execute any necessary instruments and take any necessary actions related thereto and in accordance with applicable law.

Notes:

1) The shareholders of the Company (the “Shareholders”) are hereby notified that, in order to attend the Meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before November 4, 2020 (between the hours of 10:00 AM to 4:00 PM), by email to the following email address: asambleas@gfgsa.com, so that the shares can be registered in the Meeting’s attendance record book.

2) The Shareholders are hereby reminded that the Argentine National Securities Commission requires compliance with the applicable procedures set forth in Chapter II, Title II, of its regulations (comprised in N.T.2013).

3) The Meeting is anticipated to be held remotely, in compliance with the requirements established by RG CNV No. 830, as a result of the prohibitions, limitations and restrictions on the free movement of people in general, which were imposed as a consequence of the sanitation-related state of emergency declared pursuant to the Argentine Decree of Necessity and Urgency (“DNU”) N° 260/2020 and DNU N° 297/2020 (including such other complementary and modifying standards and regulations of the Argentine National Executive Office).

For voting purposes, each Shareholder or their applicable representative will be asked to identify themselves and cast their vote by voice in accordance with certain applicable instructions that will be shared prior to the Meeting with each Shareholder who has registered for the Meeting in accordance with applicable rules and regulations. A technical manual for the use of the “Microsoft Teams” platform will also be sent to those Shareholders who have registered for the Meeting in accordance with applicable rules and regulations.

Unless otherwise indicated, the email address utilized by the Shareholders who have appropriately registered for the Meeting to communicate such Shareholder’s attendance will be used by the Company to provide each such Shareholder with the videoconference link for access to the Meeting.

If, as of the date of the Meeting, there are no rules, regulations or other measures then currently in effect prohibiting, limiting or restricting the free movement of people in general, and the Meeting is required to therefore be held in person by the Argentine Securities Exchange Commissions, the Meeting will be held in person at Tte. Gral. Juan D. Perón 430, Basement-Auditorium, Buenos Aires (not the Company’s registered office).

This notice will be provided by the Company in a timely manner through the publication of the appropriate information, as applicable, in such places where the shares of the Company are appropriately listed.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern in all respects, including with respect to matters of interpretation.

Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina

Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com